[INLAND AMERICAN LETTERHEAD]

October 2, 2007

Via Federal Express and EDGAR
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                             Inland American Real Estate Trust, Inc.
File No. 000-51609
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarter ended March 31, 2007

Dear Ms. van Doorn:

In connection with the correspondence submitted to you by our counsel in response to the comments contained in your correspondence dated July 12, 2007, August 7, 2007 and August 30, 2007, Inland American Real Estate Trust, Inc. (the “Company”) acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing. Kind regards.

Very truly yours,

/s/ Lori J. Foust
Lori J. Foust
Treasurer and principal financial officer
INLAND AMERICAN REAL ESTATE TRUST, INC.